Exhibit 99.1

Thomson Reuters Statement on President and CEO Jim Smith

TORONTO, February 13, 2018 – Jim Smith, President and Chief Executive Officer of Thomson Reuters (TSX / NYSE: TRI), was taken to a Toronto hospital yesterday after feeling unwell. Jim remains in the hospital, under observation.

In his immediate absence, Stephane Bello, Executive Vice President and Chief Financial Officer of Thomson Reuters, will oversee Jim’s responsibilities alongside his own, in line with the company’s practice.

All at Thomson Reuters wish Jim a speedy recovery.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com